UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Schedule TO/A
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
of the Securities Exchange Act of 1934
(Amendment No. 23)

RINKER GROUP LIMITED
ABN 53 003 433 118

(Name of Subject Company (issuer))

CEMEX Australia Pty Ltd
ACN 122 401 405

CEMEX, S.A.B. de C.V.

(Names of Filing Persons (offerors))

Ordinary shares

American Depositary Shares (each representing five ordinary shares)

(Titles of Classes of Securities)

Ordinary Shares, ISIN AU000000RIN3

American Depositary Shares, CUSIP 76687M101, ISIN US76687M1018

(CUSIP and ISIN Numbers of Classes of Securities)

Mr. Ramiro G. Villarreal Morales
General Counsel
Av. Ricardo Margain Zozaya #325,
Colonia Valle del Campestre,
Garza Garcia, Nuevo Leon, Mexico 66265

+52 81 8888 8888

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Richard Hall
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,262,941,077	$100,172

 (1) Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934 (the “Exchange Act”), the transaction valuation is calculated by multiplying (i) 895,059,958 ordinary shares, which is the maximum number of ordinary shares of Rinker Group Limited, including 22,479,805 ordinary shares represented by 4,495,961 ADSs (according to documents filed by Rinker with the Australian Stock Exchange), subject to the Offer, by (ii) 23%, which is the percentage of US Holders of Rinker Securities (according to Rinker’s annual report on Form 20-F filed on May 23, 2006), and by (iii) the purchase price of $15.85 in cash for each ordinary share and $79.25 for each ADS.  Terms used and not defined in the preceding sentence are defined below.

 (2) The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for the fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. $286,357 was paid on November 14, 2006, in accordance with Fee Advisory No. 3 for Fiscal Year 2007.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $286,357
Form or Registration No.: Schedule TO
Filing Party: CEMEX Australia Pty Ltd, ACN 122 401 405, CEMEX, S.A.B. de C.V.
Date Filed: November 14, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

 This Amendment No. 23 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 14, 2006 (the “Schedule TO”) and amended thereafter. The Schedule TO, as amended, relates to the offer by CEMEX Australia Pty Ltd (“Bidder”), a proprietary company registered under the laws of Victoria, Australia and an indirect wholly-owned subsidiary of CEMEX, S.A.B. de C.V. (“CEMEX”), to acquire all the outstanding ordinary shares and American depositary shares of Rinker Group Limited, a public company registered under the laws of New South Wales, Australia (“Rinker”), upon the terms and subject to the conditions of the offer (the “Offer”) (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), as described in the Bidder’s Statement, dated October 30, 2006 (as amended, the “Bidder’s Statement”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO, as amended. Capitalized terms used herein that are not otherwise defined have the meanings given to them in the Bidder’s Statement.

 Item 4. Terms of the Transaction.

 On June 21, 2007, Bidder lodged a copy of the Ninth Supplementary Bidder’s Statement, dated June 21, 2007 (the “Ninth Supplementary Bidder's Statement”), with the Australian Securities and Investment Commission. The Ninth Supplementary Bidder's Statement is to be read together with the Bidder’s Statement. The Ninth Supplementary Bidder's Statement is attached as Exhibit (a)(1)(W).

 Any further extension of the Offer will be a "subsequent offering period" under the U.S. tender offer rules.

 Item 11. Additional Information.

On June 21, 2007, Bidder filed a notice with the Australian Stock Exchange stating that the Offer has been extended to 7pm (Sydney Time)/5am (New York Time) on July 16, 2007.  That notice is contained within the Ninth Supplementary Bidder's Statement.

On June 19, 2007, all of the directors of Rinker resigned from the board and CEMEX replaced the entire Board of Directors of Rinker with its own nominees.

The day that Bidder will pay the consideration for tendered Rinker Securities depends on the date of acceptance for such Rinker Securities and the Offer closing date.

●	Rinker Securities tendered on or before June 7, 2007 (the day the Offer became unconditional) will be paid for by July 6, 2007.

●	Rinker Securities tendered during the period beginning on June 8, 2007 and ending on July 5, 2007 will be paid for by the day that is one month from the date of acceptance.

●
Rinker Securities tendered during the period beginning on July 6, 2007 and ending at the expiration of the Offer Period will be paid for on or before the earlier of (a) the day that is one month after the date of acceptance and (b) the day that is 21 days after the end of the Offer Period. If the Offer expires at the currently scheduled closing time of 7pm (Sydney Time)/5am (New York Time) on July 16, 2007, then all Rinker Securities tendered during this period will be paid for by August 6, 2007.

 Item 12. Exhibits.

Exhibit	Description
(a)(1)(W)	Ninth Supplementary Bidder's Statement, dated June 21, 2007.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2007

CEMEX Australia Pty Ltd

By:	/s/ Ramiro G. Villarreal Morales
Name: Ramiro G. Villarreal Morales
Title: Director

CEMEX, S.A.B. de C.V.

By:	/s/ Ramiro G. Villarreal Morales
Name: Ramiro G. Villarreal Morales
Title: General Counsel

Exhibit Index.

Exhibit	Description
(a)(1)(W)	Ninth Supplementary Bidder's Statement, dated June 21, 2007.